Exhibit 19

Reliance, INC.

Insider Trading and Securities Compliance Policy

Purpose

This Insider Trading and Securities Compliance Policy (the "Policy") provides guidelines with respect to transactions in the securities of Reliance, Inc. (the "Company" or “Reliance”) and the handling of confidential information about the Company and the companies with which the Company does business.

The Company's Board of Directors has adopted this Policy to promote compliance with federal, state and foreign securities laws that prohibit certain persons who are aware of material nonpublic information about Reliance from trading in our securities or providing material nonpublic information about Reliance to other persons who may trade on the basis of that information (also known as “tipping”).

Persons Subject to the Policy

This Policy applies to all employees of the Company and its subsidiaries and all members of the Company's Board of Directors and its subsidiaries’ Boards of Directors.  This Policy also applies to family members, other members of a person's household and entities controlled by a person covered by this Policy, as described below.  The Company may also determine that other persons should be subject to this Policy, such as contractors or consultants who have access to material nonpublic information.

Certain provisions of this Policy apply only to directors, designated Section 16 officers and other Company employees who have been designated by the Company and notified by the General Counsel that they are subject to these provisions (collectively, “Insiders”).  Please review each provision of this Policy carefully to determine whether it applies to you.  Please contact the General Counsel with any questions.

Transactions Subject to the Policy

This Policy applies to all transactions in the Company's securities (collectively referred to in this Policy as "Company Securities"), including the Company's common stock, options to purchase common stock, restricted stock, restricted stock units or any other type of securities that the Company may issue, including (but not limited to) preferred stock, convertible debentures and warrants, as well as derivative securities that are not issued by the Company, such as exchange-traded put or call options or swaps relating to the Company Securities.

Administration of the Policy

The General Counsel shall be responsible for administration of this Policy.  The General Counsel may designate another Company officer or member of the Legal Department to administer parts of this Policy or to act in his absence.  All determinations and interpretations by the General Counsel or his designee shall be final and not subject to further review.

When in doubt about a matter covered by this Policy, or if you have any questions concerning this Policy, please contact the General Counsel before engaging in any transaction involving Company Securities.  See “Company Assistance,” below.

Individual Responsibility

Persons subject to this Policy have ethical and legal obligations to maintain the confidentiality of information about the Company and to not engage in transactions in Company Securities while in possession of material nonpublic information.  Each individual is responsible for making sure that he or she complies with this Policy, and that any family member, household member or entity whose transactions are subject to this Policy, as discussed below, also comply with this Policy.  In all cases, the responsibility for determining whether an individual is in possession of material nonpublic information rests with that individual, and any action on the part of the Company, the General Counsel or any other employee or director pursuant to this Policy (or otherwise) does not in any way constitute legal advice or insulate an individual from liability under applicable securities laws.  You could be subject to severe legal penalties and disciplinary action by the Company for engaging in any conduct prohibited by this Policy or applicable securities laws, as described in more detail below under the heading "Consequences of Violations."

Statement of Policy

It is the policy of the Company that no director, officer or other employee of the Company (or any other person designated by this Policy or by the General Counsel as subject to this Policy) who is aware of material nonpublic information relating to the Company may, directly, or indirectly through family members or other persons or entities:

●	engage in transactions in Company Securities, except as otherwise specified in this Policy under the headings "Transactions Under Company Plans," "Transactions Not Involving a Purchase or Sale" and "Rule 10b5-1 Plans;"
●	recommend the purchase or sale of any Company Securities;
●	disclose material nonpublic information to persons within the Company whose jobs do not require them to have that information, or outside of the Company to other persons, including, but not limited to, family, friends, business associates, investors and expert consulting firms, unless any such disclosure is made in accordance with the Company's policies regarding the protection or authorized external disclosure of information regarding the Company; or
●	assist anyone engaged in the above activities.

In addition, it is the policy of the Company that no director, officer or other employee of the Company (or any other person designated as subject to this Policy) who, in the course of working for the Company, learns of material nonpublic information about a company that the Company is considering acquiring or with which the Company does business, including a customer or supplier of the Company, may trade in that company's securities until the information about such other company becomes public or is no longer material.

There are no exceptions to this Policy, except as specifically noted herein.  Transactions that may be necessary or justifiable for independent reasons (such as the need to raise money for an emergency expenditure), or small transactions, are not excepted from this Policy.  The securities laws do not recognize any mitigating circumstances, and, in any event, even the appearance of an improper transaction must be avoided to preserve the Company's reputation for adhering to the highest standards of conduct.

Definition of Material Nonpublic Information

Material Information.  Information is considered "material" if a reasonable investor would consider that information important in making a decision to buy, hold or sell securities.  Any information that could be expected to affect the Company's stock price, whether it is positive or negative, should be considered material.  There is no bright-line standard for assessing materiality; rather, materiality is based on an assessment of all of the facts and circumstances, and is often evaluated by enforcement authorities with the benefit of hindsight.  While it is not possible to define all categories of material information, some examples of information that ordinarily would be regarded as material are:

●	financial results of the Company, including quarterly and annual results;
●	a pending or proposed acquisition or disposition of a company or significant asset(s), joint venture or other major transaction;
●	a change in the dividend, the declaration of a stock split, or an offering of additional securities;
●	a change in senior management;
●	financing transactions out of the ordinary course;
●	any significant developments or changes regarding any repurchase program for Company Securities (such as increases or decreases in the program’s authorization, suspensions and similar changes);
●	pending or threatened significant litigation, or significant developments in such litigation such as the resolution of the litigation;
●	a restructuring of the company;
●	impending bankruptcy or the existence of severe liquidity problems;
●	the imposition of a ban on trading in Company Securities; and
●	forward-looking information regarding the financial performance of the Company, such as earnings guidance, projections or “outlook” for future financial results.

References in this list to the Company or otherwise in the context of assessing whether information is material shall mean the Company and its subsidiaries, taken as a whole.

When Information is Considered Public.  Information that has not been disclosed to the public is generally considered to be nonpublic information.  In order to establish that the information has been disclosed to the public, it may be necessary to demonstrate that the information has been widely disseminated.  Information generally would be considered widely disseminated if it has been disclosed through the Dow Jones “broad tape,” newswire services, a broadcast on widely-available radio or television programs, publication in a widely-available newspaper, magazine or news website, or public disclosure documents filed with the Securities and Exchange Commission (the “SEC”) (such as Form 8-K, Form 10-Q and Form 10-K). By contrast, information would likely not be considered widely disseminated if it is available only to the Company's employees, or if it is only available to a select group of persons, such as on social media.

Once information is widely disseminated, it is still necessary to afford the investing public with sufficient time to absorb the information.  As a general rule, information should not be considered fully absorbed by the marketplace until the second business day after the day on which the information is released.  If, for example, you are aware of material nonpublic information (such as a significant corporate acquisition or financing transaction) and the Company were to make a public announcement of such event on a Thursday

; then you may not trade in Company Securities until the following Monday.  Depending on the particular circumstances, the Company may determine that a longer or shorter period should apply to the release of specific material nonpublic information.  See “Additional Procedures,” below.

If you are uncertain whether you are in possession of material nonpublic information, please contact the General Counsel before effecting any transaction in Reliance securities.  See “Consequences of Violations” and “Company Assistance” below.

Transactions by Family Members and Others

This Policy applies to your family members who reside with you (including a spouse, a child, a child away at college, stepchildren, grandchildren, parents, stepparents, grandparents, siblings and in-laws), anyone else who lives in your household, and any family members who do not live in your household but whose transactions in Company Securities are directed by you or are subject to your influence or control, such as parents or children who consult with you before they trade in Company Securities (collectively referred to as "Family Members").  You are responsible for the transactions of these other persons and therefore should make them aware of the need to confer with you before they trade in Company Securities, and you should treat all such transactions for the purposes of this Policy and applicable securities laws as if the transactions were for your own account.  This Policy does not, however, apply to personal securities transactions of Family Members where the purchase or sale decision is made by a third party not controlled by, influenced by or related to you or your Family Members.

Transactions by Entities that You Influence or Control

This Policy applies to any entities that you influence or control, including any corporations, partnerships or trusts (collectively referred to as "Controlled Entities"), and transactions by these Controlled Entities should be treated for the purposes of this Policy and applicable securities laws as if they were for your own account.

Transactions Under Company Plans

This Policy does not apply in the case of the following transactions, except as specifically noted:

Stock Option Exercises.  This Policy does not apply to the exercise of an employee stock option acquired pursuant to the Company's plans, or to the exercise of a tax withholding right pursuant to which a person has elected to have the Company withhold shares subject to an option to satisfy tax withholding requirements.  This Policy does apply, however, to any sale of stock as part of a broker-assisted cashless exercise of an option, or any other market sale to generate cash to pay the exercise price of an option or to pay any withholding tax obligation.

EXAMPLE:   Per above (a) any person in possession of material nonpublic information may not effect a broker-assisted exercise of an option or effect any market sale to generate cash to pay the exercise price and/or satisfy any withholding tax obligation; and (b) during a Blackout Period (as defined below), Insiders may not effect a broker-assisted exercise of an option or effect any market sale to generate cash to pay the exercise price and/or satisfy any withholding tax obligation.

Restricted Stock & Restricted Stock Unit Awards.  This Policy does not apply to the vesting of restricted stock and restricted stock units, or the exercise of a tax withholding right pursuant to which you elect to have the Company withhold shares of stock to satisfy tax withholding requirements upon the vesting of any restricted stock or restricted stock unit award.  The Policy does, however, apply to any market sale of shares received upon vesting of any restricted stock or restricted stock unit award including a sale to generate cash to satisfy any withholding tax obligation.

EXAMPLE:   Per above (a) any person in possession of material nonpublic information may not effect a market sale to generate cash to satisfy any withholding tax obligation upon vesting of any restricted stock or restricted stock unit; and (b) during a Blackout Period (as defined below), Insiders may not effect a market sale to generate cash to satisfy any withholding tax obligation upon vesting of any restricted stock or restricted stock unit.

401(k) Plan.  This Policy does not apply to purchases of Company Securities in the Company’s 401(k) plan resulting from your periodic contribution of money to the plan pursuant to your payroll deduction election.  This Policy does apply, however, to certain elections you may make under the 401(k) plan, including:  (a) an election to increase or decrease the percentage of your periodic contributions that will be allocated to the Company stock fund; (b) an election to make an intra-plan transfer of an existing account balance into or out of the Company stock fund; (c) an election to borrow money against your 401(k) plan account if the loan will result in a liquidation of some or all of your Company stock fund balance; and (d) an election to pre-pay a plan loan if the pre-payment will result in allocation of loan proceeds to the Company stock fund.

Employee Stock Ownership Plan.  This Policy does not apply to purchases of Company Securities in the employee stock ownership plan resulting from your participation in the plan.  This Policy does apply, however, to your election to participate in the plan for any enrollment period, and to your sales of Company Securities purchased pursuant to the plan.

Other Transactions With The Company.  Any other purchase of Company Securities from the Company or sales of Company Securities to the Company are not subject to this Policy.

Transactions Not Involving a Purchase or Sale

Gifts.  Bona fide gifts of securities are not transactions subject to this Policy.

Mutual Funds.  Transactions in mutual funds that are invested in Company Securities are not transactions subject to this Policy.

Post-Termination Transactions

This Policy continues to apply to transactions in Company Securities even after termination of service to the Company.  If an individual is in possession of material nonpublic information when his or her service terminates, that individual may not trade in Company Securities until that information has become public or is no longer material.  The pre-clearance procedures specified under the heading "Additional Procedures" below, however, will cease to apply to transactions in Company Securities upon the expiration of any Blackout Period or other Company-imposed trading restrictions applicable at the time of the termination of service.

Additional Prohibitions for Insiders

The Company has determined that there is a heightened legal risk and/or the potential for the appearance of improper or inappropriate conduct if Insiders engage in certain types of transactions.  The following section describes limitations and, in some cases, prohibitions on certain types of transactions by Insiders.

Short-Term Trading.  Short-term trading of Company Securities may be distracting to the person and may unduly focus the person on the Company's short-term stock market performance instead of the Company's long-term business objectives.  For these reasons, any Insider who purchases Company Securities in the open market may not sell any Company Securities of the same class during the six months following the purchase (or vice versa).

Short Sales.  Short sales of Company Securities (i.e., the sale of a security that the seller does not own) may evidence an expectation on the part of the seller that the securities will decline in value, and therefore have the potential to signal to the market that the seller lacks confidence in the Company's prospects.  In addition, short sales may reduce a seller's incentive to seek to improve the Company's performance.  For these reasons, short sales of Company Securities by Insiders are prohibited.  In addition, Section 16(c) of the Securities Exchange Act of 1934 (the “Exchange Act”) prohibits directors and certain designated officers from engaging in short sales.

Publicly-Traded Options.  Given the relatively short term of publicly-traded options, transactions in options may create the appearance that a director, officer or employee is trading based on material nonpublic information and focus such person’s attention on short-term performance at the expense of the Company's long-term objectives.  Accordingly, transactions by Insiders in put options, call options or other derivative securities, on an exchange or in any other organized market, are prohibited by this Policy.

Hedging Transactions.  Hedging or monetization transactions can be accomplished through a number of possible mechanisms, including through the use of financial instruments such as prepaid variable forwards, equity swaps, collars and exchange funds.  Such hedging transactions may permit a director, officer or employee to continue to own Company Securities obtained through employee benefit plans or otherwise, but without the full risks and rewards of ownership.  When that occurs, such person may no longer have the same objectives as the Company's other shareholders.  Therefore, Insiders are prohibited from engaging in any such transactions.

Margin Accounts and Pledged Securities.  Securities held in a margin account as collateral for a margin loan may be sold by the broker without the customer's consent if the customer fails to meet a margin call.  Similarly, securities pledged (or hypothecated) as collateral for a loan may be sold in foreclosure if the borrower defaults on the loan.  Because a margin sale or foreclosure sale may occur at a time when the pledgor is aware of material nonpublic information or otherwise is not permitted to trade in Company Securities, Insiders are prohibited from holding Company Securities in a margin account or otherwise pledging Company Securities as collateral for a loan, except for Company Securities that were already pledged as of as the effective date of this Policy (“Grandfathered Company Securities”).  Such Grandfathered Company Securities may continue to be pledged until released pursuant to the relevant pledge arrangements.

Standing and Limit Orders.  Standing and limit orders (except standing and limit orders under approved Rule 10b5-1 Plans, as described below) create heightened risks for insider trading violations similar to the use of margin accounts.  There is no control over the timing of purchases or sales that result from standing instructions to a broker, and as a result the broker could execute a transaction when an Insider is in possession of material nonpublic information.  The Company therefore prohibits Insiders from placing standing or limit orders on Company Securities.

Additional Procedures

The Company has established additional procedures in order to assist the Company in the administration of this Policy, to facilitate compliance with laws prohibiting insider trading while in possession of material nonpublic information, and to avoid the appearance of any impropriety.  These additional procedures are applicable only to those individuals described below.

Pre-Clearance Procedures Applicable to Insiders.  Insiders, as well as their Family Members and Controlled Entities, may not engage in any transaction in Company Securities without first obtaining pre-clearance of the transaction from the General Counsel.  A request for pre-clearance should be submitted to the General Counsel in advance of the proposed transaction.  The General Counsel is under no obligation to approve a transaction submitted for pre-clearance and may determine not to permit the transaction.  If an Insider seeks pre-clearance and permission to engage in the transaction is denied, then he or she must refrain from initiating any transaction in Company Securities and should not inform any other person of the restriction.

When a request for pre-clearance is made, the Insider should carefully consider whether he or she may be aware of any material nonpublic information about the Company and should describe fully those circumstances to the General Counsel.  Pre-clearance approvals will go “stale” if more than three business days have lapsed before the transaction is executed or if the Insider obtains material non-public information prior to executing the transaction and will then need to seek a new pre-clearance.

Quarterly Blackout Period Restrictions Applicable to Insiders.  Insiders, as well as their Family Members and Controlled Entities, may not conduct any transactions involving the Company's Securities (other than as specified by this Policy), during the period beginning on the tenth (10th) calendar day of the third month of each fiscal quarter (i.e., March 10, June 10, September 10, and December 10) and ending on the second business day following the date of the public release of the Company's earnings results for that quarter (each such period, a "Blackout Period").

Event-Specific Trading Restriction Periods.  From time to time, an event may occur that is material to the Company and is known by only a few directors, officers and/or employees.  So long as the event remains material and nonpublic, all persons with knowledge may not trade Company Securities.  In addition, the Company's financial results may be sufficiently material in a particular fiscal quarter that, in the judgment of the General Counsel, designated persons should refrain from trading in Company Securities even sooner than the standard Blackout Period.  In that situation, the General Counsel may notify these persons that they may not trade in the Company's Securities, without disclosing the reason for the restriction.  The existence of an event-specific trading restriction period or extension of a Blackout Period will not be announced to the Company as a whole and should not be communicated to any other person.  Even if the General Counsel has not designated you as a person who should not trade due to an event-specific restriction, you should not trade while aware of material nonpublic information.

Exceptions.  The quarterly blackout period restrictions and event-driven trading restrictions do not apply to those transactions to which this Policy does not apply, as described above under the headings "Transactions Under Company Plans" and "Transactions Not Involving a Purchase or Sale."  Further, the requirement for pre-clearance, the Blackout Period restrictions and event-driven trading restrictions do not apply to transactions conducted pursuant to approved Rule 10b5-1 plans, described below.

Rule 10b5-1 Plans

Rule 10b5-1 under the Exchange Act provides a defense from insider trading liability under Rule 10b-5.  In order to be eligible to rely on this defense, a person subject to this Policy must enter into a Rule 10b5-1 plan for transactions in Company Securities that meets certain conditions specified in the Rule (a "Rule 10b5-1 Plan").  If the plan meets the requirements of Rule 10b5-1, Company Securities may be purchased or sold without regard to certain insider trading restrictions.  To comply with the Policy, a Rule 10b5-1 Plan must meet the requirements of Rule 10b5-1 and be approved by the General Counsel.  In general, a Rule 10b5-1 Plan must be entered into in good faith and at a time when the person entering into the plan is not aware of material nonpublic information.  Insiders are not permitted to enter into a Rule 10b5-1 Plan during a Quarterly Blackout Period or at any other time when they are not eligible to trade Company securities pursuant to this Policy.  Once the plan is adopted, the person must not exercise any influence over the amount of securities to be traded, the price at which they are to be traded or the date of the trade.  The plan must either specify the amount, pricing and timing of transactions in advance or delegate discretion on these matters to an independent third party.  No amendment, modification or termination of a Rule 10b5-1 Plan is permitted unless approved by the General Counsel.

Any Rule 10b5-1 Plan must be submitted for approval at least five business days prior to the entry into the Rule 10b5-1 Plan.  No further pre-approval of transactions conducted pursuant to the Rule 10b5-1 Plan will be required.

Consequences of Violations

The purchase or sale of securities while aware of material nonpublic information, or the disclosure of material nonpublic information to others who then trade in Company Securities, is prohibited by federal and state securities laws.  Insider trading violations are pursued vigorously by the SEC, U.S. Attorneys and state enforcement authorities as well as the laws of foreign jurisdictions.  Punishment for insider trading violations is severe and could include significant fines and imprisonment.  While the regulatory authorities concentrate their efforts on the individuals who trade, or who tip inside information to others who trade, the federal securities laws also impose potential liability on companies and other "controlling persons" within the organization if they fail to take reasonable steps to prevent insider trading by company personnel.

In addition, an individual's failure to comply with this Policy may subject the individual to Company-imposed sanctions, including dismissal for cause, whether or not the employee's failure to comply results in a violation of law.  Needless to say, a violation of law, or even an SEC investigation that does not result in prosecution, can tarnish a person's reputation and irreparably damage a career.

Company Assistance

Any person who has a question about this Policy or its application to any proposed transaction may obtain additional guidance from the General Counsel, who can be reached by telephone at (480) 564-5707 or by e-mail at will.smith@reliance.com.

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This Policy was approved by the Board of Directors of the Company on January 14, 2015, and was effective as of January 1, 2015.